Filed pursuant to 424(b)(3)

SEC File No. 333-108355

CNL INCOME PROPERTIES, INC.

This Supplement is part of, and should be read in conjunction with, our Prospectus dated April 16, 2004. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein. Information as to the proposed properties in which we have an initial commitment to acquire an interest is presented as of December 16, 2004. Any initial commitments to acquire a property or acquisitions that may occur after December 16, 2004 will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

Between December 3, 2004 and December 16, 2004, we and certain of our subsidiaries acquired an interest in retail and commercial real estate at seven resort villages:

•	the Village at Blue Mountain, Ontario;

•	Whistler Creekside, British Columbia;

•	the Village at Copper Mountain, Colorado;

•	the Village at Mammoth Mountain, California;

•	the Village of Baytowne Wharf, Florida;

•	the Village at Snowshoe Mountain, West Virginia; and

•	the Village at Stratton, Vermont.

This retail and commercial space was purchased from Intrawest Corporation, its affiliates and/or certain entities formed by Intrawest and us for purposes of this acquisition. This series of acquisitions was facilitated by CNL Retail Village Partnership, LP (the “Intrawest Partnership) in which we hold an 80% ownership interest and Intrawest holds a 20% ownership interest.

The Village at Blue Mountain and Whistler Creekside are referred to herein as the “Canadian Resort Village Properties.” At the closing of the Canadian Resort Village Properties, we acquired 38,193 square feet of retail and commercial space at the Village at Blue Mountain for $10,781,000. At Whistler Creekside, we acquired 71,396 square feet of retail and commercial space for $19,500,000. As of December 1, 2004, the retail and commercial space purchased at the Village at Blue Mountain and Whistler Creekside was 100% and 95% leased, respectively. In order to facilitate the acquisition of the Canadian Resort Village Properties and satisfy certain legal, tax and lender requirements, we acquired the Canadian Resort Village Properties through a trust.

The Village at Copper Mountain, the Village at Mammoth Mountain, the Village of Baytowne Wharf, the Village at Snowshoe Mountain and the Village at Stratton are referred to herein as the “U.S. Resort Village Properties.” The U.S. Resort Village Properties consist of approximately 298,000 square feet of retail and commercial space. The U.S. Resort Village Properties were acquired for approximately $83,600,000, including purchase price and transaction costs. As of December 16, 2004, the retail and commercial space purchased at the U.S. Resort Village Properties was between 80 and 98% leased.

December 17, 2004	Prospectus dated April 16, 2004

THE OFFERING

As of June 23, 2004, we had received aggregate subscription proceeds of approximately $3.44 million, which exceeded the minimum offering amount of $2.5 million, and approximately $3.38 million of the funds were released from escrow. As of November 22, 2004, we had received aggregate subscription proceeds of $65,000,000, and funds from Pennsylvania investors were released from escrow. As of December 16, 2004, we had received total subscription proceeds of approximately $ 77.5 million (7,778,358 shares) from 2,548 investors in connection with this offering, including funds from Pennsylvania investors.

PLAN OF DISTRIBUTION

The following information is inserted following the sixth paragraph on page 121 of the Prospectus:

Soliciting Dealers in the offering are required to deliver a copy of the Prospectus to each potential investor. We plan to make this Prospectus, the subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to Soliciting Dealers as an alternative to paper copies. As a result, if a Soliciting Dealer chooses, with an investor’s prior consent, it may provide an investor with the option of receiving the Prospectus, the subscription agreement, offering documents, administrative and transfer forms, as well as marketing materials, electronically. If the Soliciting Dealer chooses to offer electronic delivery of these documents to an investor, it will comply with all applicable requirements of the SEC and NASD and any laws or regulations related to the electronic delivery of documents. In any case, an investor may always receive a paper copy of these documents upon request to the Soliciting Dealer.

CONFLICTS OF INTEREST

CERTAIN CONFLICT RESOLUTION PROCEDURES

The first paragraph in this section at page 44 of the Prospectus is replaced by the following:

In order to reduce or eliminate certain potential conflicts of interest, the articles of incorporation contain, and/or the board has adopted, a number of restrictions relating to (i) transactions between CNL Income Properties and our advisor or its Affiliates, (ii) certain future offerings, and (iii) allocation of properties and loans among certain Affiliated entities. These restrictions include the following:

In addition, the last sentence of the second full paragraph on page 45 of the Prospectus is replaced with the following sentence:

Notwithstanding the conflict resolution procedure described herein, in the event that a property which includes a hotel becomes available and the property is a suitable investment for both CNL Income Properties and CNL Hotels & Resorts, Inc. (formerly CNL Hospitality Properties, Inc.), CNL Hotels & Resorts, Inc. will have a right of first offer if the hotel has generated more than 50% of the revenues from such property during the immediately preceding twelve months.

BUSINESS

RECENT DEMOGRAPHIC TRENDS THAT MAY ENHANCE DEMAND

FOR CERTAIN OF OUR INITIAL INVESTMENTS

The following paragraphs update the corresponding information beginning on page 53 of the Prospectus:

General. We have considered certain demographic trends which we believe may affect consumer demand for the services provided by various property classes and have decided to focus our initial investment strategy on certain of these property classes. We believe that these properties will be supported by the behavioral and spending patterns of the “Baby Boomer” generation, a strong and growing demographic segment in the United States today, and, to a lesser extent, their children and grandchildren, the “Echo Boomer” generation. The Baby Boomer generation consists of those persons born between 1946 and 1964. Baby Boomers are currently the single largest and most dominant demographic influence in the United States. According to the U.S. Census Bureau, in 2005 more than 60 million Americans will be over age 55. Aging Baby Boomers will almost double that number, adding another 60 million by 2035. As a class, Baby Boomers have enjoyed rising incomes and expanding job opportunities. As Baby Boomers have entered middle age, statistics suggest that they have spent an increasing percentage of their discretionary income on their families and as their earning power and income grew, average-household spending rose. As a class, Baby Boomers tend to be healthier, wealthier, better educated and far more numerous than any previous generation. We believe that as their wealth has continued to grow, so too has their desire to spend more time on leisure-related activities and retail spending for both themselves and the Echo Boomers. Already, Baby Boomers are spending $35 billion a year on their grandchildren.

The Bureau of Labor Statistics estimated that in 2000 U.S. consumer spending on entertainment totaled approximately $203 billion. Consumers in the 35 to 54 age group (then the Baby Boomers) represented 42% of the U.S. population but accounted for 53% of all entertainment spending. The under-35 age group accounted for 25% of the total population but spent 22% of the total entertainment dollars. Meanwhile, those 55 and older accounted for 33% of the population but spent 25% of the total entertainment dollars. Additionally, we are of the view there are important psychographic and economic changes that have taken place that could translate into a continued leisure-orientation for the successive generations, Generation X and the Echo Boomers. For example, Americans, regardless of age, have enjoyed an increasing number of leisure hours, up 13% over the past 40 years, according to the Bureau of Labor Statistics, and recreation expenditures have grown 8.3% annually since 1985, according to the Bureau of Economic Analysis. Lastly, since 1980, the number of affluent households has grown by an average 5.6% annually based on data from the U.S. Census Bureau, and disposable income is projected to grow at a 5.3% clip through 2012, according to data from the Bureau of Labor Statistics.

As of 2000, the oldest Baby Boomers were reaching their mid-50’s and by 2020, all Baby Boomers will have reached that age. The United States Census Bureau estimates that the population age 50 and over will increase by 39% between 1996 and 2010 from approximately 69.3 million to approximately 96.3 million people. At this rate it is estimated a Baby Boomer turns 50 every 9 seconds. Already, individuals age 50 and over possess 75% of the nation’s discretionary income and 77% of the nation’s personal financial assets and account for 80% of all luxury travel. We believe that as Baby Boomers head toward retirement, the doubling of the number of retirees over the next 20 years should result in even more demand for the lifestyle and leisure activities, (e.g., traveling, golfing, boating, etc.) preferred by this demographic. We believe since the average American who retired in 2000 was 62 years old and had a life expectancy of 20-to-22 more years, the demand for these activities should continue to increase along with the changes in demographics. We are also of a view that because of the aforementioned data the Echo Boomer generation will increase demand for the services associated with certain of the Properties we seek to acquire.

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The graph below shows different demographic groupings, based upon data compiled by the United States Census Bureau.

Source: U.S. Census Bureau, July 14, 2004.

Baby Boomers currently represent approximately 75 million of the 290 million Americans. Their children and grandchildren, the Echo Boomers, number about 71 million. Generation Xers, born between 1965 and 1977, are the third largest demographic captured in the chart, while those born during the Great Depression and World War II represent approximately 19 and 34 million Americans, respectively. The graph below depicts the distribution of U.S. citizens comprising the aforementioned demographic segments and the inevitable growth in retirees, based upon data compiled by the United States Census Bureau.

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Source: U.S. Census Bureau, June 1, 2001.

The following sentence should be added as the first sentence of the last paragraph on page 54 of the Prospectus:

We anticipate operators in the recreational and leisure industry will find new and innovative ways to meet Baby Boomer needs and demands.

MARINAS

The following paragraph updates the fifth full paragraph on page 56 of the Prospectus:

We are of the view that the United States marina and boating industry will begin a period of growth. This belief is based, in part, on the increasing visibility of boating as an attractive sport for adults of all ages, shifting trends toward larger boats and the favorable demographic trends described in the section of this Prospectus entitled “Business — Recent Demographic Trends Which May Enhance Demand for Certain of Our Initial Investments.” Based upon our research, we are of the view that boaters have been purchasing larger and more expensive boats, and that because of this trend, demand for boat slips and other marina services will increase. In fact, according to a December 2003 article in Boat & Motor Dealer magazine, by 2010, industry experts expect the average boater to have the following characteristics: the age of the typical boater will increase from 48 to 57; 35% of existing boaters will trade up to bigger boats; 25% of all boating activities will take place at the marina; and, when the boater leaves the marina, he will have his extended family on board. Thus, we believe that Baby Boomers are expected to contribute to the growth in demand for marinas due to their increasing concentrations of wealth and leisure time, as well as the suitability of boating as a sport for an aging population.

SKI RESORTS

The following paragraphs update the sixth and seventh full paragraphs on page 57 of the Prospectus:

Certain ski industry sources have indicated that the ski resort industry is in a state of decline. According to the National Ski & Snowboard Retailers Association, the number of alpine (downhill) skiers in the United States declined from approximately 10.8 million in 1992 to approximately 6.8 million in 2003, a decrease of 37%. However, this decline was more than offset by increased participation in snowboarding, which grew from 1.6 million participants in 1992 to 6.3 million participants in 2003.

We believe that the effect of the modest growth in both the number of skiers and lift ticket sales, coupled with relatively negative overall travel and tourism trends between 2001 and 2003, have created an over-supply of ski resort properties which has resulted in intense price competition for skier visits. Further, the relatively modest growth and weak near term business trends have made it difficult for ski resort owners and operators to obtain new capital.

The following paragraph is inserted following the eighth full paragraph on page 57 of the Prospectus:

Further, according to an April 15, 2004 article by Allen Best in Whistler’s Pique Newsmagazine entitled “Demographics Finally Favoring Ski Industry,” despite terrorism and a sluggish economy, the U.S. ski industry posted three of its four biggest seasons ever. This is attributed to a growth in the size of skiing’s “customer pie.” The reason for this growth, says Best, is two fold. First, the Baby Boomers, 78 million strong, are lingering on the slopes much longer than expected. “They are more healthy and vigorous than any generation before, and the new shaped skis combined with improved grooming may keep them on boards 10 years longer than originally expected.” At the same time, their snowboarding grandchildren, the Echo-Boomers, aged 21 and younger and 71 million strong, are now packing the same demographic punch as their grandparents. According to Best, “[i]f the ski industry can get this generation as interested in snow sports as their elders have been about skiing, the good times will roll.”

The following paragraphs are inserted following the second full paragraph on page 58 of the Prospectus:

Additionally, Credit Lyonnais believes:

well-planned, all-encompassing mountain resort villages with a wide array of amenities have come to dominate the industry…what’s more, attractive village developments tend to drive up the value of the surrounding real estate. Therefore, baby boomers who are willing to buy a second home would prefer to purchase land or a condo at a resort with wide-ranging activities and a variety of restaurants and other amenities (spas, etc.) to keep them, and their children, busy. Mountain resorts with four-season activities have an even greater advantage as the likelihood that owners derive more use from their second homes is increased. While the long-term investment in resort village development is typically quite costly, the long-term benefit is a happy and loyal customer that returns to the resort year after year. As such, operators with attractive villages stand the best chance to grow their market share at the expense of the small, non-consolidated mountain owners.

In 2000, 36% of alpine skiers and 41% of cross country skiers in the U.S. were between the ages of 35 and 55. As they age, we believe that Baby Boomers will contribute to the growth in revenues at ski resorts due to their increasing concentrations of wealth and leisure time, as well as the suitability of participation in various ski resort activities for an aging population. Supporting our belief, a U.S. Ski Industry Overview conducted in 2003 by Credit Lyonnais Securities (USA), stated that the increasing popularity of mountain resort villages should continue to retain these Baby Boomers, and thus their children and grandchildren, as they age.

Though the significant mountain village and related residential development and resulting consolidation within the ski industry have already led to growth for the destination ski and mountain village resort operators, according to National Ski Area Association data, skier visits, (i.e., both downhill skiing and snowboarding) per ski area grew by 43% between 1990 and 2002. Because of the aforementioned factors, we believe this growth is likely to continue.

GOLF COURSES

The following paragraph updates the seventh full paragraph on page 59 of the Prospectus:

While golf course supply was expanding, demand for golf has slowed in the last five years, and has been relatively flat. According to the National Golf Foundation, the number of golfers grew from 23 million in 1990 to 26.2 million in 2002, an increase of only 13.9% during that 12-year period. In addition, according to a January 2004 National Golf Foundation survey, total rounds played at U.S. golf facilities in 2003 dropped 1.5% compared to 2002. However, the number of core golfers (averaging 37 rounds a year) grew 5% in 2003, from 12.6 million to 13.2 million, the second straight year of core golfer growth.

The following paragraph updates the second full paragraph on page 60 of the Prospectus:

Despite current competitive conditions and recent economic conditions, we are of the view that the United States golf industry will eventually rebound and begin a period of growth. This belief is based, in part, on the increasing visibility of golf as a suitable sport for an aging population, as well as on the favorable demographic trends described in the section of this Prospectus entitled “Business — Recent Demographic Trends Which May Enhance Demand for Certain of Our Initial Investments.” We believe that based on the May/June 1997 report by the National Golf Foundation, the average number of rounds played per golfer on an annual basis increases significantly as the golfer ages, until such time as physical limitations restrict the number of golf rounds a golfer can play per week. For example, between 1991 and 2001, Baby Boomers ages 45 through 54 increased their participation in golf by 33%. In addition, according to the same report, golfers in their 50’s play nearly twice as many rounds annually as golfers in their 30’s, and golfers age 65 and older generally play three times as many rounds annually as golfers in their 30’s. Furthermore, golfers over the age of 45 spend twice as much on greens fees as the average golfer. Thus, it is expected that the number of golfers, as well as the total number of rounds played, will increase significantly as the average age of the population continues to increase. Baby Boomers, representing 10 million of the 25 to 26 million golfers, or 36% of all golfers, are expected to contribute to the growth in total rounds played due to their increasing concentrations of wealth and leisure time, as well as the suitability of golf as a sport for an aging population.

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PROPERTY ACQUISITIONS

Between December 3 and December 16, 2004, we acquired an interest in the retail and commercial resort village real estate listed below:

Resort location and description	Description of specific real estate acquired (1)	Purchase price (2)	Leasable square feet	Occupancy (3)	Major tenants and leases(4)
Blue Mountain - Ontario Blue Mountain, Ontario’s largest mountain resort, is located approximately 100 miles northwest of Toronto. The resort offers a 251-acre ski area, an 18-hole golf course ranked among the top ten resort courses in Canada and a waterfront park on Georgian Bay. The resort was the most visited ski area in Ontario with 611,000 visitors during the 2003-2004 season.	23 tenant units in 6 buildings: 13 retail, 9 food & beverage, and 1 office space located at the Village of Blue Mountain.	$10,781,000	38,193	100%

Tenant 1 operates a food & beverage establishment under a 20 year lease term expiring June 30, 2022 with one ten-year renewal option. The average annual base rent per annum is $188,300 (Canadian dollars) with 6% additional percentage rent.

Tenant 2 operates a food & beverage establishment under a ten year lease term expiring June 30, 2013 with two five-year renewal options. The average annual base rent per annum is $176,330 (Canadian dollars) with 7% additional percentage rent.

Whistler Blackcomb - British Columbia Located 75 miles northeast of Vancouver, British Columbia, Whistler Blackcomb is North America’s most visited ski resort. Combined, Whistler Blackcomb has over 7,000-acres of skiable area. In July 2003, the International Olympic Committee awarded the 2010 Winter Olympic Games to Vancouver/Whistler. Whistler also has three championship golf courses.	26 tenant units in 8 buildings: 9 retail, 6 food & beverage, 8 office, and 3 vacant spaces located at Whistler Creekside.	$19,500,000	71,396	95%

Intrawest, as tenant, occupies office space under a 20 year lease term expiring December 31, 2024 with four five-year renewal options. The average annual base rent is $75,830 (Canadian dollars) with no additional percentage rent.

Intrawest, as tenant, operates a food & beverage operation under a 20 year lease term expiring December 31, 2024 with four five-year renewal options. The average annual base rent is $355,670 (Canadian dollars) with no additional percentage rent.

Tenant 3 operates a retail store under a ten year lease term expiring January 31, 2014 with three five-year renewal options. The average annual base rent is $246,360 (Canadian dollars) with no additional percentage rent.

Resort location and description	Description of specific real estate acquired (1)	Purchase price(2)	Leasable square feet	Occupancy (3)	Major tenants and leases (4)
Copper Mountain - Colorado Located approximately 75 miles west of Denver, Copper offers four-season appeal and is accessible by car and by air through three airports. Copper has a 2,450-acre ski area, the highest altitude championship golf course in North America, horseback riding, bungee jumping, fishing and mountain biking accessed via chairlift. The resort received 928,000 skier visits during the 2003-2004 season.	48 tenant units in 10 buildings: 13 retail, 10 food & beverage, 16 office, and 9 vacant spaces located at the Village at Copper Mountain	$23,300,000	97,325	80%	There is no individual tenant occupying a tenant space that represents more than 10% of the gross leasable area. At closing, an Intrawest affiliate executed leases for multiple tenant units that, in the aggregate, account for more than 10% of the gross leasable area. The leases have an initial term of 15 or 20 years, four five-year renewal options and base rents per annum approximating market rates. All vacant space was also leased at closing by an Intrawest affiliate pursuant to interim leases, for a term of four years with base rent per annum approximating market rates.

Mammoth Mountain - California Located in the Sierra Nevada mountain range, Mammoth is close to the heavily populated southern California market from which it draws most of its visitors. The resort received 1.4 million skier visits during the 2003-2004 ski season. Mammoth has a 3,500-acre ski area with 185 trails and two golf courses in Mammoth Lakes.	33 tenant units in 4 buildings: 17 retail, 11 food & beverage, 3 office, and 2 vacant spaces located at the Village at Mammoth Mountain	$22,300,000	57,925	93%	One of the tenants operates a food and beverage establishment under a ten year lease term expiring June 30, 2013, with two five-year renewal options. The average annual base rent is approximately $303,900 with 8% additional percentage rent.

Resort location and description	Description of specific real estate acquired (1)	Purchase price(2)	Leasable square feet	Occupancy (3)	Major tenants and leases (4)
Sandestin Golf & Beach Resort - Florida Sandestin is a 2,400-acre resort located in northwestern Florida, between Pensacola and Panama City. The resort has four championship golf courses, 65,000 square feet of conference facilities, a 56,000 square foot retail village, a 98-slip full-service marina, 15 tennis courts, and 20 restaurants and bars.	30 tenant units in 14 buildings: 12 retail, 14 food & beverage, 3 office spaces, and 1 vacant space located at the Village of Baytowne Wharf	$17,100,000	56,113	96%

One of the tenants operates a food and beverage establishment under a ten year lease term expiring June 30, 2012 with two five-year renewal options. The average annual base rent is approximately $177,630 with 6% additional percentage rent.

Another tenant operates a food and beverage establishment under a ten year lease term expiring June 30, 2012 with two five-year renewal options. The average annual base rent is approximately $149,140 with 6% additional percentage rent.

At closing, an Intrawest affiliate leased multiple spaces pursuant to leases having an initial term of 15 years, with four five-year renewal options and base rents per annum approximating market rates.

Snowshoe Mountain - West Virginia Snowshoe is the largest ski resort in the mid-Atlantic region of the United States comprised of 11,000 acres. The resort offers a 224-acre ski area, the Raven Golf Club with an 18-hole championship golf course, over 100 miles of biking trails, various tennis and swimming facilities, horseback riding and miniature golf. The resort received 439,000 skier visits during the 2003-2004 ski season.	16 tenant units in 4 buildings: 8 retail, 6 food & beverage, and 2 vacant space located in the Village at Snowshoe Mountain	$8,400,000	39,073	87%

Intrawest, as tenant, operates a food and beverage establishment under a 15 year lease term expiring December 31, 2019 with four five-year renewal options. The annual base rent is approximately $165,440, with 7% additional percentage rent.

Another tenant operates a food and beverage establishment under a ten year lease term expiring June 30, 2013 with two five-year renewal options. The average annual base rent is $105,530 with 7% additional percentage rent.

At closing, an Intrawest affiliate leased multiple spaces pursuant to leases having an initial term of 15 years, with four five-year renewal options and base rents per annum approximating market rates.

Resort location and description	Description of specific real estate acquired (1)	Purchase price(2)	Leasable square feet	Occupancy (3)	Major tenants and leases (4)
Stratton - Vermont Located 140 miles northeast of Boston, Stratton draws most of its visitors from New York, Connecticut, New Jersey and Massachusetts. The resort received 368,000 skier visits during the 2003-2004 ski season. The resort offers a 583-acre ski area, a 27-hole Stratton Mountain championship golf course, a 22-acre golf school and the Gunterman Tennis School, one of the top tennis schools according to Tennis Magazine and Travel and Leisure Magazine.	23 tenant units in 11 buildings: 15 retail, 4 food & beverage, 3 office and 1 vacant space located in the Village at Stratton	$9,500,000	47,837	98%

One tenant operates a food and beverage establishment under a five year lease term expiring December 31, 2008 with eight five-year renewal options. The lease terms stipulate percentage rent only of 6% over the initial term of the lease.

At closing, an Intrawest affiliate leased multiple spaces pursuant to leases having an initial term of 15 or 20 years, with four five-year renewal options. All vacant space was leased at closing by Intrawest affiliates pursuant to interim leases, for a term of four years with base rent per annum approximating market rates.

FOOTNOTES:

(1)	This description is not intended to provide a legal description of transferable real estate, but is only intended to be a general description of the property and its current usage.
(2)	The purchase price is approximate and excludes acquisition and closing costs. The estimated federal income tax basis of the depreciable portion (building and improvements) of the Canadian Resort Village Properties acquired is approximately $12,100,000 for the Village at Blue Mountain and $21,000,000 for Whistler Creekside, including a portion of the acquisition costs. The estimated federal income tax basis of the depreciable portion (building and improvements) of the U.S. Resort Village Properties acquired, including a portion of the acquisition costs, and reflecting the Company’s 80% ownership interest, are as follows:

Copper	$18,823,000
Mammoth	18,573,000
Sandestin	14,513,000
Snowshoe	7,198,000
Stratton	7,783,000

The amounts are approximate will be depreciated over the estimated remaining useful lives of the assets acquired.

(3)	The information provided for the Canadian Resort Village Properties is as of December 1, 2004. The information provided for the U.S. Resort Village Properties is as of December 16, 2004. The occupancy data for the U.S. Resort Village Properties includes occupied space that is leased to Intrawest affiliates, but does not include vacant space that is leased to Intrawest or its affiliates pursuant to four-year interim leases as described herein.
(4)	Represents the individual tenants leasing 10% or more of the U.S. or Canadian Resort Village Properties leasable square footage. The “average annual base rent” was calculated by adding the base annual rents applicable to each lease year during the initial term (or during the current renewal term, if applicable), and dividing by the number of years in that term.

As contemplated by the Venture Formation Agreement signed August 10, 2004, (the “VFA”), CNL Income Properties and Intrawest formed the Intrawest Partnership on December 3, 2004 pursuant to an Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) between CNL Income Partners, LP, and Intrawest Resorts, Inc., a Delaware corporation that is an affiliate of Intrawest (“Intrawest Resorts”). CNL Village Retail GP, LLC, a Delaware limited liability company which is our subsidiary, is the general partner of the Intrawest Partnership, and is also a party to the Partnership Agreement. CNL Income Partners, LP, another of our subsidiaries owns 79.99% and Intrawest Resorts owns 20% of the Intrawest Partnership with the remaining .01% interest owned by the general partner. The Intrawest Partnership was structured to facilitate the acquisition of the Canadian and U.S. Resort Village Properties and other retail and commercial properties contemplated by the VFA. Due to certain legal, tax and lender requirements, the Canadian Resort Village Properties were acquired by us through a trust.

In connection with the acquisition of the Canadian Resort Village Properties, we acquired, through a wholly owned subsidiary, the exclusive and irrevocable option to purchase certain new commercial space that may be developed by Intrawest at Blue Mountain Resort. We purchased the option for approximately $300,000 and it expires on December 31, 2024. Further, in conjunction with the purchase of the of the U.S. Village Resort Properties, certain Intrawest affiliates granted the Intrawest Partnership an option to purchase, from time to time, additional properties at each of the resort villages that may be developed in the future by Intrawest Resorts or any wholly-owned subsidiary of Intrawest Resorts as commercial property. No additional consideration was paid for this option. The purchase price of any additional property to be purchased will be an amount equal to 115% of Intrawest’s costs. The term of the option expires on December 31, 2024. The Intrawest Partnership was also granted a right of first offer for the purchase of certain existing commercial spaces owned by Intrawest and its affiliates at each of the resorts.

We do not expect to make significant repairs or improvements to either the U.S. or Canadian Resort Village Properties over the next few years other than normal and customary tenant improvements. Reasonable reserves are expected to be set aside to fund capital improvements based on a percentage of annual lease revenues generated from the U.S. and Canadian Resort Village Properties. At the U.S. Resort Village Properties we anticipate the replacement of underground storage tanks that are located at Stratton. Intrawest has provided its share of potential future costs relating to the replacement of the storage tanks. We believe that all of the properties acquired are adequately insured. The U.S. and Canadian Resort Village Properties will be managed by affiliates of Intrawest. The managers will be paid a fee based upon a percentage of revenues of the respective U.S. and Canadian Resort Village Properties.

As of December 15, 2004, Intrawest, through various subsidiaries and affiliates, leases approximately 35% in the aggregate of the total gross leasable space of the U.S. and Canadian Resort Village Properties. Upon closing of both the U.S. and Canadian transactions, Intrawest executed interim leases for all vacant space for a term of four years expiring in December 2008 with minimum base rents at market rates. Intrawest currently occupies the following approximate aggregate square feet and aggregate percentage of gross leasable area at each of the respective locations (excluding vacant space leased under the interim leases):

Location	Aggregate Square feet	Aggregate % of GLA
Blue Mountain	1,842	4.8%
Whistler Creekside	36,404	51.0%
Copper	46,589	47.9%
Mammoth	2,050	3.5%
Sandestin	11,489	20.5%
Snowshoe	22,017	56.5%
Stratton	21,936	45.9%

At the closing of the acquisition of the U.S. and Canadian Resort Village Properties, Intrawest entered into new leases for certain commercial space in the U.S. and Canadian Resort Village Properties that is occupied by Intrawest or its affiliates. The new leases have terms of 15 or 20 years, with four five-year renewal options and annual base rents approximating market rates. Additionally, Intrawest provided a full recourse indemnity guaranteeing the payment of contractual rents for all existing leases made to Intrawest or any of its affiliates for the term of each of those respective leases.

The table on the following page presents information about the leases at each location that will expire during the next ten years. The years in which no leases are scheduled to expire have been omitted.

Location	Year	Number of leases expiring(1)	Total square feet of expiring leases	Annual base rents of expiring leases(2)			Percentage of gross annual base rents represented by such leases
Village at Blue Mountain	2005 2006 2007 2008 2009 2010 2013	1 2 7 5 1 1 3	635 3,594 11,829 3,437 1,072 921 9,753	$ $	29,700 134,800 370,400 128,900 40,200 34,500 365,700		2.3 10.6 29.2 10.2 3.2 2.7 28.8	% % % % % % %
Whistler Creekside	2008 2009 2012 2014	7 7 1 3	8,934 8,567 3,375 12,343		$324,300 279,400 155,300 428,600		15.0 12.9 7.2 19.8	% % % %
Copper	2005 2006 2007 2008 2009 2013	3 4 4 11 1 3	3,976 8,245 6,477 22,269 2,561 7,208		$112,082 160,694 104,171 528,201 — 84,812	(3) (3)	6.1 8.7 5.6 28.6 <1.0 4.6	% % %(3) % %(3) %
Mammoth	2006 2008 2009 2013 2014	1 20 1 6 3	682 29,046 992 21,793 3,360		$20,296 870,437 29,522 648,560 99,994		1.2 50.4 1.7 37.5 5.8	% % % % %
Sandestin	2007 2008 2012 2013	9 5 11 1	9,208 4,612 27,005 3,799		$217,685 115,171 612,142 81,679		16.8 8.9 47.2 6.3	% % % %
Snowshoe	2006 2008 2009 2010 2013	2 2 1 1 1	2,033 5,168 1,243 2,600 5,912		$32,566 135,475 — 51,534 —	(3) (3)	4.1 16.9 <1.0 6.4 <1.0	% % %(3) % %(3)
Stratton	2004 2006 2007 2008 2013	1 1 3 3 2	964 574 3,430 13,458 7,475		$24,100 14,350 89,765 25,927 —	(3) (3)	3.6 2.2 13.5 3.9 <1.0	% % % %(3) %(3)

FOOTNOTES:

(1)	Based upon the initial lease term or renewal options currently exercised. Most of the leases include renewal options that, if exercised, will result in the leases expiring in later years. The termination of the Intrawest interim leases in December 2008 is reflected in the calendar year 2008.

(2)	Represents the December 2004 monthly base rents annualized, and excludes any additional or percentage rents paid or any increases in the base rent from year to year.
(3)	Certain tenants currently pay rent based solely on a percentage of their sales revenue. In those instances, no base rent has been assumed or included in this calculation. Actual rents, which will be based on a percentage of a tenant’s future sales revenue, may vary.

The following table presents the historical operating data of the U.S. and Canadian Resort Village Properties including occupancy rates and effective annual rents per square foot for the past five years or the period during which the property has been in operation, whichever is longer.

Location	Fiscal year (1)	Average occupancy rate		Effective annual rent per square foot (2)
Village at Blue Mountain(3)	2004 2003 2002	95 100	% % (4)	$ $	26.70 31.94	(4)
Whistler Creekside(3)	2004 2003 2002 2001	86 100 100 100	% % % %		$11.37	(5) (5) (5) (5)
Copper (6)	2004 2003 2002	73 82 81	% % %		$18.42 19.94 15.21
Mammoth (7)	2004 2003	86 0	% %		$25.40 —
Sandestin (8)	2004 2003 2002	100 100 0	% % %		$36.24 20.54 —
Snowshoe (9)	2004 2003 2002 2001 2000	86 83 91 91 91	% % % % %		$22.22 21.72 21.50 — —
Stratton	2004 2003 2002 2001 2000	100 100 100 100 100	% % % % %		$25.35 15.97 21.55 10.67 8.18

FOOTNOTES:

(1)	Data is presented for the respective fiscal year ended June 30.

(2)	The effective annual rent per square foot for each resort village was calculated by dividing the total annual rent by the total leasable square footage in the resort village at year end (including vacant spaces), subject to adjustment per notes 1, and 3-5.

(3)	Expressed in Canadian dollars.

(4)	Construction of the first building was completed in fiscal year 2002; however, no tenants occupied the space until fiscal year 2003. A new building was completed during fiscal year 2003 and was under lease-up during fiscal year 2004.

(5)	The annual revenue used to calculate the effective annual rent per square foot does not reflect rent for Intrawest and its related party tenants who were not charged rent during the periods prior to the sale of the Canadian Resort Village Properties. The occupancy rate, however, reflects the occupancy of all commercial space at Whistler Creekside that is included in this transaction, including commercial space occupied by Intrawest and its affiliates.

(6)	Annual revenue used to calculate the effective annual rent per square foot does not reflect rent for Intrawest and its related party tenants who were not charged rent during the periods prior to the sale of the U.S. Resort Village Properties. The underlying square footage data used to calculate the occupancy excludes the retail and commercial space occupied by Intrawest and its related party tenants who were not charged rent.

(7)	Construction of the retail and commercial space was completed in fiscal year 2003; however, no tenants occupied the space until fiscal year 2004.

(8)	Construction of the retail and commercial space was completed on the first building in fiscal year 2002; however, no tenants occupied the space until fiscal year 2003.

(9)	Financial information for the commercial assets at Snowshoe is not available prior to fiscal year 2000, as the accounting and reporting of the commercial asset was integrated with the reporting of the resort’s operations.

Intrawest. Intrawest, headquartered in Vancouver, British Columbia, Canada owns or controls 10 mountain resorts in North America’s most popular mountain destinations, including Whistler Blackcomb, a host venue for the 2010 Winter Olympic Games. Intrawest also owns Sandestin Golf and Beach Resort in Florida and has a premier vacation ownership business, Club Intrawest. Intrawest is developing an additional six resort villages at locations in North America and Europe. Intrawest has a 45 percent interest in Alpine Helicopters Ltd., owner of Canadian Mountain Holidays, the largest heli-skiing operation in the world. We believe that one of Intrawest’s key strengths is its ability to combine expertise in resort operations and real estate development. With Intrawest’s combination of high-quality resort services, amenities and innovative residential and commercial real estate development, we expect that the Intrawest resorts and villages will continue to attract visitors and buyers of real estate. Prior to the VFA, Intrawest, its subsidiaries, or affiliates were not related to us, affiliated with us or a partner in our business.

PENDING INVESTMENTS

On August 10, 2004, we entered into the original commitment to acquire an 80% majority interest in a portfolio of existing retail and commercial real estate properties located in and around various ski and golf resorts in the United States and Canada (the “Portfolio”) through a partnership with Intrawest. The Portfolio, in total, consists of approximately 522,000 square feet of retail and commercial space at nine popular resort destinations owned by Intrawest. Between December 3, 2004 and December 16, 2004, we acquired all of the properties in the Portfolio, except the resort village properties at Lake Las Vegas and Squaw Valley. There can be no assurances that the two remaining properties will be acquired, or if acquired, that they will be acquired on the same terms and conditions set forth below. The following is a description of the two remaining properties pending acquisition:

Resort location and description	Description of specific real estate acquired (1)	Estimated purchase price (2)	Leasable square feet	Occupancy (3)	Major tenants and leases (4)
Lake Las Vegas - Nevada Lake Las Vegas Resort is approximately 17 miles from the Las Vegas Strip and approximately 14 miles from McCarran International Airport, one of the best-connected airports in the United States. The resort boasts three golf courses, luxury accommodations, two casinos, a 30,000-square foot spa, and approximately 56,000 square feet of completed commercial space, all located on the shores of Nevada’s largest privately owned lake.	30 tenant units in 11 buildings: 14 retail, 10 food & beverage, 3 office, and 3 vacant spaces located at MonteLago Village	$20,600,000	55,813	90%	One of the tenants operates a food & beverage establishment under a ten year lease term expiring June 30, 2013 with three five-year renewal options. The average annual base rent is $235,850 with 6% additional percentage rent.

Squaw Valley - California Host to the 1960 Winter Olympics, Squaw is the largest ski resort in the North Tahoe area. Located only 10 minutes from Lake Tahoe and within 200 miles of San Francisco Bay and Sacramento, Squaw offers over 4,000-acres of skiable terrain spread over six peaks.	41 tenant units in 6 buildings: 19 retail, 9 food & beverage, 2 office, and 11 vacant spaces located at the Village at Squaw Valley USA	$25,600,000	60,350	70%	There are no individual tenants occupying greater than 10% of the gross leasable area.

FOOTNOTES:

(1)	This description is not intended to provide a legal description of transferable real estate, but is only intended to be a general description of the current use and occupancy of the property being acquired.
(2)	Excluding acquisition and closing costs.
(3)	As of December 1, 2004.
(4)	Represents the individual tenants leasing 10% or more of the property’s leasable square footage.

No date has been set to close the remaining two U.S. Properties. In total, it is anticipated that the Portfolio will be encumbered with approximately 60% of debt financing. There can be no assurances that these transactions will be completed, or if completed, on the terms and conditions described herein.

We do not expect to make significant repairs or improvements to the properties over the next few years. It is expected that the properties will be managed by Intrawest, through its wholly owned subsidiaries and/or its affiliates.

Intrawest, through various subsidiaries and affiliates occupies and will continue to lease approximately 27% in the aggregate of the total gross leasable space of the U.S. Properties. As of December 1, 2004, Intrawest occupied the following aggregate square feet and aggregate percentage of gross leasable area at each of the respective resort village locations:

Location	Aggregate Square feet	Aggregate % of GLA
Lake Las Vegas	4,945	8.9%
Squaw	4,269	7.1%

In addition, in connection with the proposed transaction, it is anticipated that Intrawest will execute interim leases for all unleased space at the time of closing for a term of 48 months with minimum base rents at market rates. We anticipate that Intrawest will also provide a full recourse indemnity guaranteeing all existing contractual rent payments under the leases made to Intrawest or any of its affiliates for the term of each of those respective leases.

The following table presents information about the leases at two resort village properties that will expire during the next ten years. The years in which no leases are scheduled to expire have been omitted.

Location	Year	Number of leases expiring(1)	Total square feet of expiring leases	Annual base rents of expiring leases(2)			Percentage of gross annual base rents represented by such leases
Lake Las Vegas	2007 2008 2009 2013 2014 2013	2 18 2 4 2 1	5,660 21,628 1,122 16,904 5,554 5,912	$	— 648,800 33,700 421,000 65,400 —	(3) (3)	<1.0 49.3 2.6 32.0 5.0 <1.0	%(3) % % % % %(3)

Squaw	2007 2008 2009 2011 2012 2013 2014	7 19 3 3 1 2 1	6,336 25,943 2,203 10,794 3,493 3,450 3,862		$227,500 839,000 73,900 412,200 124,700 121,500 —	(3)	11.7 43.2 3.8 21.2 6.4 6.3 <1.0	% % % % % % %(3)

FOOTNOTES:

(1)	Based on the initial lease terms or renewal options currently exercised. Most of the leases include renewal options that, if exercised, will result in the leases expiring in later years.
(2)	Represents the December 2004 monthly base rents annualized, and excludes any additional or percentage rents paid.

FOOTNOTES CONTINUED:

(3)	Certain tenants currently pay rent based on a percentage of their sales revenue. In those instances, no base rent has been assumed or included in this calculation. Actual rents, which will be based on a percentage of the tenants’ future sales revenue, may vary.

The following table presents the historical operating data of the two resort village properties including average occupancy rates and effective annual rents per square foot for the past five years or the periods in which the property has been in operation, whichever is longer.

Location	Fiscal year (1)	Average occupancy rate		Effective annual rent per square foot
Lake Las Vegas (2)	2004 2003	86 0	% %	$7.75 —

Squaw(3)	2004 2003 2002	65 96 —	% %	$20.78 21.84 —

FOOTNOTES:
(1)	Data is presented for the respective fiscal year ended June 30.
(2)	Construction of the commercial space was completed in fiscal year 2003; however, no tenants occupied the space until fiscal year 2004.
(3)	Construction of the commercial space was completed on the first building in fiscal year 2002, however, no tenants occupied the space until fiscal year 2003. At Squaw, the drop in occupancy from 2003 to 2004 is attributable to an additional building being completed in 2004, thereby increasing total available square footage, and the related lease-up period for that space.

COMPETITION

Although we are not purchasing the resorts themselves, management believes that the success or failure of each of the resort village properties that have been acquired or are expected to be acquired is tied primarily to the success of each resort as a whole. The resort industry is highly competitive. The Intrawest resorts compete for destination visitors with other resorts in Canada, the United States, Europe and Japan. The Intrawest resorts also compete for destination and day visitors within each resort’s local market area. The competitive position of the Intrawest resorts is dependent upon many variables, including location and accessibility, pricing, extent and quality of resort facilities, quality of snow conditions and terrain, quality of ski and golf facilities, service and reputation. There can be no assurance that each resort’s principal competitors will not be successful in capturing a share of each resort’s present or potential customer base. Intrawest also faces competition for destination and day visitors from other leisure industry companies and alternative recreational activities. Such competitors may be better positioned to withstand adverse weather or economic conditions and they may have greater financial resources to develop new attractions. See the section of the Prospectus entitled “Risk Factors – Real Estate and Other Investment Risks” for a discussion of certain risks associated with investments in ski and golf resorts.

BORROWING

The acquisition of the Canadian Resort Village Properties was funded, in part, with approximately $22,167,000 ($26,600,000 Canadian dollars) of permanent debt financing secured by a mortgage on the Canadian Resort Village Properties, which was obtained through Congress Financial Corporation, an affiliate of Wachovia Bank, N.A. on December 3, 2004. The loan bears interest at a fixed rate of 5.83%, requires payments of interest-only for the first two years, and thereafter requires monthly payments of principal and interest based upon a 30 year amortization period and a maturity date on the tenth anniversary.

The U.S. Resort Village Properties were partially funded through a bridge loan dated December 16, 2004 from Intrawest Resort Finance, Inc. in the principal amount of $45,000,000. The bridge loan is secured by the interests of the wholly-owned subsidiaries of the Intrawest Partnership (the “Subsidiary Owners”) in the U.S. Resort Village Properties as well as an assignment of rental income for those properties. The bridge loan requires monthly payments of interest only through December 31, 2006. On December 31, 2006, the bridge loan matures and all principal and interest becomes due and payable in full. The bridge loan accrues interest initially at a fixed interest rate of 5.99%, and provides for scheduled rate increases from January through November, 2006 totaling an additional 1.25%. On November 20, 2006, the interest rate will convert to a floating rate of one month LIBOR plus 7.5% per annum. The bridge loan agreement includes an acceleration clause whereby payment of principal and interest may become immediately due and payable in the event of default. The promissory note includes a provision stipulating that the Intrawest Partnership and its Subsidiary Owners liability is limited to the properties securing the loan. The exceptions to this limitation are set forth in the following paragraph discussing the indemnity agreement.

In connection with the bridge loan, we executed an Indemnity and Guaranty Agreement pursuant to which we will indemnify the lender for losses resulting from misapplication of insurance, condemnation proceeds and rents from the U.S. Resort Village Properties, as well as waste, failure to pay taxes, environmental issues, fraud and other matters more particularly described in that agreement. In addition, we will be liable for the entire bridge loan if the Intrawest Partnership and its Subsidiary Owners are relieved of, or fails to incur, any debt obligation or liability under the bridge loan on account of bankruptcy or any other debtor relief law.

The Intrawest Partnership and its Subsidiary Owners are obligated to seek refinancing of the bridge loan as soon as reasonably practicable on reasonable and customary terms and conditions. The Intrawest Partnership is currently negotiating permanent financing with an institutional lender to replace all or a portion of the bridge financing. The refinancing is expected to be completed by June 30, 2005. There can be no assurances that the refinancing will be completed at that time.

MANAGEMENT

The following paragraphs update the corresponding information beginning on page 78 of the Prospectus:

On April 19, 2004, our board of directors appointed R. Byron Carlock, Jr. as President, Tammie A. Quinlan as Chief Financial Officer and Senior Vice President and Charles A. Muller as Chief Operating Officer of CNL Income Properties and Thomas J. Hutchison III resigned as President of CNL Income Properties, Inc. on that same date. Effective June 11, 2004, Lynn E. Rose resigned as Secretary of CNL Income Properties and Tammie A. Quinlan was appointed Secretary of CNL Income Properties. On August 16, 2004, our board of directors appointed Thomas G. Huffsmith as Chief Investment Officer and Senior Vice President of CNL Income Properties.

R. Byron Carlock, Jr., age 42. President. Mr. Carlock has served as President of CNL Income Properties and CNL Income Corp. since April 19, 2004. From March 1998 through June 1998 and since October 2000, Mr. Carlock has served as chairman of The Carlock Companies, LLC, a Dallas-based advisory firm specializing in mergers, acquisitions and recapitalizations. Mr. Carlock, through The Carlock Companies, LLC, provides consulting services to a number of our advisor’s affiliates. From June 1998 to October 2000, Mr. Carlock served as chief investment officer and executive vice president of Post Corporate Services, where he managed the luxury apartment company’s capital markets activities and investment committee. From March 1997 through February 1998, Mr. Carlock also served as president and chief operating officer of W.B. Johnson Properties, LLC. W.B. Johnson Properties, LLC founded The Ritz-Carlton Hotel Company and as of June 2004 operated the largest Waffle House franchise in the United States. From June 1987 to March 1997, Mr. Carlock served the Trammell Crow Company and then Crow Holdings International in various capacities, ultimately acting as Managing Director of

Capital Markets for the last two years of that term. Mr. Carlock currently serves as alumni vice president of the Harvard Business School Board of Directors. He has also served on multiple civic boards including Zoo Atlanta, the Atlanta Boy Choir, Big Brothers of Dallas, Charis Community Housing and Christian Services of Dallas. He currently serves on the board of Hope Network Ministries based in San Antonio. Mr. Carlock received a M.B.A. from the Harvard Business School in 1988 and a B.A. in Accounting from Harding University in Arkansas in 1984. Mr. Carlock completed additional studies as a Rotary Scholar at the Chinese University of Hong Kong in 1985. Mr. Carlock is an inactive certified public accountant.

Charles A. Muller, age 45. Chief Operating Officer. Mr. Muller joined CNL Income Properties, Inc. and CNL Income Corp., our advisor, as Chief Operating Officer in April 2004, and is responsible for our acquisition, asset management and investor relations efforts. Prior to that, he served as Executive Vice President since October 1996 and Chief Operating Officer from October 1996 to November 2003 of CNL Hotels & Resorts, Inc., formerly known as CNL Hospitality Properties, Inc. a public, unlisted real estate investment trust, and its advisor, CNL Hospitality Corp. As a part of CNL Hotels & Resorts, Inc.’s senior management team, Mr. Muller participated in planning and implementing hotel industry investments, including acquisitions, development, project analysis and due diligence. Prior to joining CNL Hospitality Corp., Mr. Muller spent 15 years in hotel and resort sector investment, development and operations working for companies such as AIRCOA Hospitality Services, Inc., PKF Consulting, Wyndham Hotels & Resorts and Tishman Hotel Corporation. Mr. Muller currently serves on the Urban Land Institute, Recreational Development Council. He received a B.A. in Hotel Administration from Cornell University in 1981.

Tammie A. Quinlan, age 41. Chief Financial Officer, Senior Vice President and Secretary. Since April 2004, Ms. Quinlan has served as Chief Financial Officer and Senior Vice President of CNL Income Properties and our advisor, CNL Income Corp. Ms. Quinlan also began serving as Secretary of CNL Income Properties in June 2004. In these roles, Ms. Quinlan supervises CNL Income Properties’ financial reporting, financial controls, legal and regulatory compliance and accounting functions as well as forecasting, budgeting and cash management activities. She is also responsible for equity and debt financing activities. Ms. Quinlan’s previous position was with CNL Hospitality Corp. from 1999 to April 2004, where she served as Senior Vice President of Corporate Finance and Treasury. She was responsible for all accounting and financial reporting requirements, corporate finance and treasury functions for CNL Hospitality Corp. Prior to joining CNL Hospitality Corp., Ms. Quinlan was employed by KPMG LLP from 1987 to 1999, most recently as a senior manager, performing services for a variety of clients in the real estate, hospitality and financial services industries. She assisted several clients through their initial public offerings, secondary offerings, securitizations and complex business and accounting issues. Ms. Quinlan is a certified public accountant. She graduated from the University of Central Florida in 1986 where she received a B.S. in Accounting and Finance.

Thomas G. Huffsmith, age 48. Chief Investment Officer and Senior Vice President. Mr. Huffsmith has served as Chief Investment Officer and Senior Vice President since August 2004. Mr. Huffsmith has also served as Chief Investment Officer of CNL Income Corp. since June 2004. Prior to that, he served as president of Huffsmith Development, LLC, a real estate principal and advisory business in Paris and as President of Regent International Hotels. Prior to joining Regent in 2001, Mr. Huffsmith was senior vice president of development and investments, EMEA (Europe, Middle East and Africa), for Six Continents Hotels in London. In this position he served as head of all development and acquisition activities for the company’s brands throughout EMEA. He also served as senior vice president of development, The Americas for Crowne Plaza Hotels. Both Six Continents and Crowne Plaza are in the Intercontinental Hotels Group, PLC’s family of hotels. Prior to joining the Intercontinental Hotels companies in October 1997, Mr. Huffsmith was employed by LaSalle Partners in New York where he held the position of senior vice president of hotel investments on such projects as the leasing of 42nd Street between 7th and 8th Avenue in New York as well as participating as senior management in the start-up of several LaSalle-sponsored REITs. Mr. Huffsmith was also vice president of hotel investments for Prudential Realty Group in Newark, New Jersey where he was in charge of strategic planning for the office, retail and hotel portfolios. He also managed Prudential Real Estate Investor’s separate account hotel investment portfolio. Mr. Huffsmith received his M.B.A. degree from the Wharton School of the University of Pennsylvania in Philadelphia, Pennsylvania. He graduated from Cornell University in Ithaca, New York, with a B.S. degree in Hotel Administration.

THE ADVISOR AND THE ADVISORY AGREEMENT

THE ADVISOR

The following paragraph updates the corresponding information beginning on page 84 of the Prospectus:

Effective April 19, 2004, Thomas J. Hutchison III resigned as President of CNL Income Corp. and R. Byron Carlock, Jr. was appointed President of CNL Income Corp. On that same day Tammie A. Quinlan was appointed as Chief Financial Officer and Senior Vice President and Charles A. Muller was appointed Chief Operating Officer. Effective June 11, 2004, Lynn E. Rose resigned as Secretary of our advisor and Tracy G. Schmidt was appointed Secretary of our advisor. On June 29, 2004, Thomas G. Huffsmith was appointed as Chief Investment Officer of our advisor.

Tracy G. Schmidt, age 46. Secretary. Mr. Schmidt has served as Secretary of CNL Income Corp. since June 2004. Since 2004, Mr. Schmidt has also served as Chief Financial Officer of CNL Holdings, Inc., the parent company of CNL Financial Group, Inc., a diversified real estate company. Prior to joining CNL Holdings, Inc., Mr. Schmidt was senior vice president and chief financial officer for Federal Express Corporation (“FedEx Express”), a worldwide express transportation company, from 1998 to 2004. While at FedEx Express, he was responsible for worldwide financial planning, capital allocations, treasury, accounting, reporting, tax, audits, strategic sourcing, IT business systems and revenue operations with 2,000 people to support a complex global business environment of operations in 210 countries and territories and 140,000 employees. Prior to that, Mr. Schmidt was senior vice president, general manager, Air Ground Terminals and Transportation Division for FedEx Express from 1994 to 1998, and from 1980 to 1994 held various financial management positions at FedEx Express. Mr. Schmidt serves as a Director of CNL Bancshares, Inc., Love Worth Finding Ministries, Stephen Olford Ministries International and ServiceU Corporation. Mr. Schmidt is a graduate of Christian Brothers University in Memphis, Tennessee and holds a B.A. in Business Administration and Accounting. He became a certified public accountant in Tennessee in 1980.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following paragraphs are inserted before the last paragraph on page 86 of the Prospectus:

Our President, individually and in conjunction with a consulting company owned by him, contracts with various affiliates of our advisor to provide consulting services.

In order to fund a portion of our distributions, we have borrowed funds in the approximate principal amount of $480,935 as of December 15, 2004, from CNL Financial Group, Inc., our affiliate and parent company of our advisor. CNL Financial Group, Inc. is wholly-owned by our chairman of the board and his wife.

DISTRIBUTION POLICY

On September 15, 2004, our board of directors declared a distribution of $0.1342 per share for stockholders of record on September 20, 2004 to be paid by September 30, 2004 and a distribution of $0.0417 per share for stockholders of record on October 1, 2004 to be paid by December 31, 2004. On November 1, 2004 and December 1, 2004 our board of directors declared a distribution of $0.0417 per share for stockholders of record on November 1, 2004 and December 1, 2004 respectively, both to be paid by December 31, 2004. The two September distributions and the October and November distributions will constitute a return of capital for federal income tax and accounting purposes to the extent that distributions exceed our earnings and profits. The December distribution may constitute a return of capital for federal income tax purposes. In order to fund such distributions, we have borrowed funds, as necessary, from CNL Financial Group, Inc., our affiliate. Such borrowings bear interest of LIBOR plus 250 basis points and are payable by December 31, 2005. However, such distributions will not reduce the stockholders’ aggregate Invested Capital.

SUPPLEMENTAL SALES MATERIAL

The following information updates the fourth paragraph on page 129 of the Prospectus.

Shares are being offered only through this Prospectus. In addition to this Prospectus, we may use certain sales materials in connection with this offering, although only when accompanied or preceded by the delivery of this Prospectus. No sales material may be used unless it has first been approved in writing by CNL Income Properties. We anticipate that sales materials will be provided in various electronic formats to Soliciting Dealers for their internal use as well as for use with potential investors. The electronic formats that we anticipate that we may use include, but are not limited to: view and download from an access-controlled website, CD-rom, diskette, memory sticks and email. As of the date of this Prospectus, it is anticipated that the following sales material will be authorized for use by CNL Income Properties in connection with this offering: (i) a brochure entitled CNL Income Properties; (ii) a fact sheet describing the general features of CNL Income Properties; (iii) a cover letter transmitting the Prospectus; (iv) a properties portfolio; (v) a summary description of the offering; (vi) a presentation about CNL Income Properties; (vii) a script for telephonic marketing; (viii) broker updates; (ix) a listing of properties; (x) sales support pieces; (xi) seminar advertisements and invitations; (xii) certain third-party articles; (xiii) industry specific information pieces; (xiv) distribution pieces; and (xv) webinars. All such materials will be used only by registered broker-dealers that are members of the NASD and advisers registered under the Investment Advisers Act of 1940. We also may respond to specific questions from Soliciting Dealers and prospective investors. Additional materials relating to the offering may be made available to Soliciting Dealers for their internal use.